Exhibit 99.2

STEALTH BIOTHERAPEUTICS REPORTS FIRST QUARTER 2021 FINANCIAL RESULTS AND RECENT BUSINESS HIGHLIGHTS

Phase 3 randomized withdrawal trial for cardiomyopathy in Barth planned

ReCLAIM Phase 1 data presented at ARVO 2021 supports ReCLAIM-2 Phase 2 geographic atrophy trial design; data from fully enrolled ReCLAIM-2 trial expected second quarter of 2022

Type C Meeting with the Division of Rare Disease and Medical Genetics (DRDMG) to discuss Phase 3 trial in patients with mitochondrial disease caused by nuclear DNA mutations (nPMD)  scheduled during the third quarter of 2021;  trial initiation expected by end of 2021

Clinical expansion efforts underway for elamipretide in Duchenne and Friedreich’s ataxia; pipeline development ongoing with SBT-272, SBT-550, and other early-stage compounds

Additional funding committed under Development Funding Agreement; Hercules term loan extension

Management to host conference call today at 8:30am ET

BOSTON –May 18, 2021 – Stealth BioTherapeutics Corp (Nasdaq:MITO), a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today reported financial results for the quarter ended March 31, 2021 and announced recent business highlights.

“Our team is energized by the potential of both elamipretide and our deep pipeline of novel mitochondrial-targeted compounds to address the devastating and typically progressive disease burden associated with diseases of mitochondrial dysfunction and we are thrilled to have secured additional financial resources to expand these development efforts,” said Reenie McCarthy, Chief Executive Officer at Stealth. “We are pleased with our progress towards alignment with the Division of Cardiology and Nephrology at the FDA on a randomized withdrawal trial of the patients remaining in our open-label extension trial, which preserves a potential near-term path to NDA submission for Barth cardiomyopathy, and we are eager to engage with DRDMG regarding our Phase 3 protocol for the group of patients with nPMD who responded to therapy in our previous primary mitochondrial myopathy trial. As we complete dosing in our fully enrolled Phase 2 trial in geographic atrophy, we are encouraged by new data correlating visual improvement in our Phase 1 trial with mitochondrial function, which further supports our Phase 2 enrollment criteria. We are expanding our development efforts both clinically and preclinically, with continued progress toward initiating trials in Friedreich’s ataxia and cardiomyopathy associated with Duchenne muscular dystrophy, to explore the full potential of our candidates, including several new pipeline compounds central to our burgeoning neurology franchise.”

First Quarter 2021 and Recent Highlights

•

Barth syndrome. The Company has had multiple recent meetings with senior Food and Drug Administration (FDA) officials at the Office level and at the Division of Cardiology and Nephrology (DCN), regarding its Barth cardiomyopathy program, with meetings requested by the Company held in November 2020 and February 2021, and a meeting requested by the FDA held in April 2021.  After further discussions with Barth Syndrome Foundation and the principal investigator following the April 2021 meeting, the Company has agreed with DCN’s recommendation to conduct another Phase 3 trial in which eligible patients remaining in the Company’s open label extension trial would be randomized to elamipretide or placebo until a minimum number of clinical events occur (i.e., events leading to treatment failure), whereupon patients would be allowed to resume elamipretide therapy. The Company has advised DCN that its recommendation to enroll additional patients other than those already in the Company’s open label extension trial would not be practicable due to the ultra-rare nature of the disease. The Company expects to enroll the trial during the third quarter of this year, which could lead to data as early as the first quarter of 2022 subject to the timing of requisite clinical events.

•

The Company is undertaking initiatives to advance toward an anticipated Marketing Authorization Application (MAA) to the EMA’s Committee for Medicinal Products for Human Use (CHMP).  These efforts are supportive of the Company’s plans to partner European rights to elamipretide for the treatment of Barth to a partner best suited to ensure that European patients affected by this disease will have timely access to therapy, if approved.
•

The Company recently announced a moderated poster presentation of its Barth syndrome data showing improved cardiac function after long-term treatment with elamipretide at the American College of Cardiology’s 2021 Scientific Session and Expo in May 2021.

•

Geographic atrophy. In February 2021, the Company announced that it had completed enrollment of 176 patients in its ReCLAIM-2 Phase 2b clinical trial in patients with geographic atrophy associated with dry age-related macular degeneration. This milestone triggered the payment of an additional $10 million of development funding to the Company under the Development Funding Agreement announced in November 2020. Design and preliminary baseline demographics for the ReCLAIM-2 trial were presented at Angiogenesis, Exudation, and Degeneration in February 2021.  More recently, data presented at the Association for Research in Vision and Ophthalmology (ARVO) in May 2021 demonstrated that in the Company’s Phase 1 ReCLAIM clinical trial, the relative health of the ellipsoid zone, a mitochondria-rich portion of the retina, was associated with patients whose vision improved after six months of elamipretide therapy. We believe these results connect mitochondrial viability with the potential therapeutic benefit of elamipretide and supports the inclusion criteria for ReCLAIM-2. Data from ReCLAIM-2 is expected during the first half of 2022.

•

nPMD.  The Company has a Type C meeting scheduled with DRDMG during the third quarter of 2021 to discuss its planned Phase 3 clinical trial in patients with mitochondrial disease associated with pathogenic nDNA mutations (nPMD), the prespecified subgroup in which a favorable response was observed in the Company’s MMPOWER-3 clinical trial. The Company plans to initiate this Phase 3 global trial by the end of 2021.

•

Financial updates. In February 2021, the Company received gross proceeds of $4.7 million from the registered direct offering of its ADSs.  In April 2021, the Company amended its Term Loan Facility with Hercules Capital, Inc. to defer ongoing amortization payments and extend the maturity date until January 2022.  In May 2021, the Company announced additional commitments of $30.0 million under the Development Funding Agreement with Morningside Venture (I) Investments Limited (“Morningside”).  The additional funding was triggered by new analyses of data from the Company’s ReCLAIM clinical trial and MMPOWER-3 clinical trial which the Company and Morningside agreed was positive and supportive of further development efforts in geographic atrophy, where intravitreal formulation work is ongoing, and nPMD, where a Phase 3 trial is planned.

Key Upcoming Milestones

•	Barth: Enrollment of a Phase 3 randomized withdrawal trial is expected during the third quarter 2021 and data is anticipated as early as year-end (subject to timing of clinical events).
•

Geographic atrophy: Data from the Company’s ReCLAIM-2 trial is expected during the second quarter of 2022.  The Company also expects to have further data regarding feasibility of its ongoing intravitreal formulation development efforts commensurate with Phase 2 data read-out.

•

Initiation of Phase 3 clinical trial in nPMD: The Company is scheduled to meet with DRDMG during the third quarter of 2021 prior to initiating a Phase 3 clinical trial in the prespecified subgroup of patients with nPMD who appeared to respond to elamipretide therapy in the Company’s MMPOWER-3 trial. The Company expects to initiate a new Phase 3 trial in this enriched patient population by year end.

•

Expansion of cardiomyopathy franchise: A Phase 2a investigator-initiated open-label clinical trial assessing elamipretide in a cohort of patients affected by visual decline and/or cardiomyopathy associated with Friedreich’s ataxia is expected to commence next quarter. The Company anticipates that data from this trial will help inform pivotal trial design. A meeting with the FDA to discuss protocol design for a trial to evaluate elamipretide in patients with cardiomyopathy associated with Duchenne muscular dystrophy is expected during the second half of 2021.

•

Expansion of neurology franchise: The Company is continuing to advance its neurology pipeline expansion efforts with SBT-272 and a group of compounds from its SBT-550 series and expects to announce results of SBT-272 preclinical studies and initiation of SBT-550 pre-IND enabling studies during 2021.

Financial Results for the quarter ended March 31, 2021

Cash Position: Cash and cash equivalents were $32.1 million at March 31, 2021, compared to $32.8 million at December 31, 2020.  In May 2021, the Company received an additional commitment of $30.0 million under the Development Funding Agreement with Morningside, payable $8.0 million during the second quarter of 2021 and $22.0 million during the fourth quarter of 2021.  The Company is also eligible to receive an additional $5.0 million upon submission of its Barth NDA, which is currently anticipated during the first half of 2022. The Company expects that its cash, cash equivalents and investments as of March 31, 2021, together with the $30 million in expected proceeds to be received under the amendment to the Development Funding Agreement, will be sufficient to enable it to fund its planned operations into the second quarter of 2022.

Research and Development (R&D) Expenses: R&D expenses were $6.1 million for the three months ended March 31, 2021, compared to $9.8 million for the same period in 2020. The decrease was due to a net decrease of $1.7 million in clinical costs primarily driven by the closeout of our Primary Mitochondrial Myopathy development efforts, a decrease of $1.3 million in employee related costs due to the strategic repositioning in 2020 and a decrease of $1.0 million in manufacturing costs offset in part by a $0.2 million net increase in regulatory costs and a $0.1 million increase in preclinical costs.

General and Administrative (G&A) Expenses: G&A expenses were $5.0 million for the three months ended March 31, 2021, compared to $5.2 million for the same period in 2020.  The decrease was primarily attributable to a net decrease of $0.5 million in employee and consultant related costs offset in part by $0.3 million for increased costs of insurance.

Other Income (Expense): Other income was $3.4 million for the three months ended March 31, 2021, compared to other expense of $0.5 million for the same period in 2020.  Other income in 2021 consisted of a $3.7 million gain due to the change in fair value of the derivative liability offset by $0.3 million in interest expense. Other expense in 2020 consisted of a $0.6 million in interest expense offset by $0.1 million in interest income.

Net Loss: Net loss was $7.7 million, or $0.01 basic and diluted net loss per ordinary share, for the three months ended March 31, 2021, as compared to $15.5 million, or $0.04 basic and diluted net loss per ordinary share, for the same period in 2020.

Conference Call

Management will host the conference call with a slide deck presentation at 8:30 am ET to discuss the financial results and provide a general business update. The call can be accessed by dialing (877)-407-0989 (domestic) or (201)-389-0921 (international) and referencing conference ID 13719019. Management will be presenting slides and can be accessed by visiting https://www.webcast-eqs.com/register/stealthbio05182021/en. All dial-in information can be accessed by visiting the Investor & News section of Stealth’s Investor website, https://investor.stealthbt.com/. A replay of the webcast will be archived on Stealth's website for 30 days following the event.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body's main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the heart, the eye, and the brain. We believe our lead product candidate, elamipretide, has the potential to treat both rare metabolic cardiomyopathies, such as Barth, Duchenne muscular dystrophy and Friedreich's ataxia, rare mitochondrial diseases entailing nuclear DNA mutations, as well as ophthalmic diseases entailing mitochondrial dysfunction, such as dry age-related macular degeneration and Leber's hereditary optic neuropathy. We are evaluating our second-generation clinical-stage candidate, SBT-272, and our new series of small molecules, SBT-550, for rare neurological disease indications following promising preclinical data. We have optimized our discovery platform to identify novel mitochondria-targeted compounds which may be nominated as therapeutic product candidates or utilized as mitochondria-targeted vectors to deliver other compounds to mitochondria.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those regarding Stealth BioTherapeutics' plans, strategies and expectations for its preclinical and clinical advancement of its drug development programs, including its ongoing clinical trials of elamipretide and planned clinical trial of SBT-272; its plans for the potential submission of an NDA; its expectations regarding regulatory interactions, including its belief that the existing data and the data from the withdrawal protocol may provide sufficient evidence to support NDA review; the potential benefits of Stealth BioTherapeutics' product candidates; its key milestones for 2021 and 2022; its plans regarding future data presentations; and its financial guidance regarding the period in which it will have capital available to fund its operations. Statements that are not historical facts, including statements about Stealth BioTherapeutics' beliefs, plans and expectations, are forward-looking statements. The words "anticipate," "expect," "hope," "plan," "potential," "possible," "will," "believe," "estimate," "intend," "may," "predict," "project," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: Stealth BioTherapeutics' ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics' product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics' product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics' product candidates; the content and timing of decisions made by the FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics' ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption "Risk Factors" included in the Stealth BioTherapeutics' most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC"), as well as in any future filings with the SEC.  Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations

Stern Investor Relations

Janhavi Mohite, 212-362-1200

IR@StealthBT.com

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

(unaudited)

	Three months ending March 31,
	2021	2020
Operating expenses:
Research and development	$6,099	$9,847
General and administrative	4,979	5,180
Total operating expenses	11,078	15,027
Loss from operations	(11,078)	(15,027)
Other income (expense):
Change in fair value of derivative liability	3,688	—
Interest income	1	123
Interest expense and other	(300)	(636)
Total other income (expense)	3,389	(513)
Net loss attributable to ordinary shareholders	$(7,689)	$(15,540)
Net loss per share attributable to ordinary shareholders — basic and diluted	$(0.01)	$(0.04)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders — basic and diluted	652,807,323	436,720,810

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	March 31,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$32,060	$32,787
Prepaid expenses and other current assets	1,927	2,253
Total current assets	33,987	35,040
Property and equipment, net	92	106
Deferred financing costs and other non-current assets	702	702
Total assets	$34,781	$35,848
Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$4,620	$3,526
Accrued expenses and other current liabilities	4,123	7,024
Accrued interest payable	227	1,499
Current portion of debt	7,236	9,000
Total current liabilities	16,206	21,049
Long-term deferred rent, less current portion	11	16
Development derivative liability - related party	30,643	25,155
Total liabilities	46,860	46,220
Total shareholders’ deficit	(12,079)	(10,372)
Total liabilities and shareholders’ deficit	$34,781	$35,848